INVEST IN **ROYAL ALBARTROSS**

Own a Luxury Golf Brand



us.albartross.com Tallahassee, FL

Highlights

1. Proven Traction: $3M revenue in 2023
2. $12M in lifetime revenue, more than 100,000 shoes already sold
3. Sold in over 300 of the most exclusive golf courses: Trump Doral, Pinehurst, Medinah and LACC...
4. Sold in major national retailers: PGA Tour Superstore, Scheels and Worldwide Golf
5. 40% Return Customer Rate
6. Featured in: Golf.com, Golf Digest, Forbes, GQ, Esquire & Sports Illustrated
7. Active Charity Initiatives
8. $850M addressable golf shoe market

Featured Investor



Stuart Maddison
Syndicate Lead

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Invested $890,000

Chartered Accountant, former PwC partner with over 30 years' experience of significant achievements in driving financial and operational growth. Extensive experience in wholesaling, retail, sport & leisure.

"Our investment philosophy revolves around three key pillars: product, people, and potential. Royal Albartross excels in each of these areas. Their offering stands unmatched in the market, combining superior quality and distinctive style. By strategically positioning themselves in a market with limited competition, Royal Albartross is primed to become a leader in this space. Ross and Alex form a dynamic leadership duo with complementary strengths, supported by an exceptional team. Their dedic..."

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Our Team



Ross Hocknell Co-Founder and CEO

Ross is the Co-Founder of Royal Albartross and a seasoned entrepreneur and finance specialist with a broad background in leading positions within renowned corporations. Having served as Chairman at Royal Albartross he has recently taken over as CEO.



Alex Bartholomew Co-Founder and Head of Design

Having studied at Brighton University Alex then gained experience working for Burberry. Alex stands out as a true innovator within the golf industry. Fuelled by

a relentless pursuit of perfection which has resulted in the world's finest golf shoes!



Rakshita Somaiya Head of Operations

Rak has over 30 years of experience in logistics, purchasing, operations and merchandising. Rak has worked at global companies including Jimmy Choo and Marks and Spencer's. Rak specializes in sourcing, negotiation, stock management, and budget oversight.

THE PURSUIT TO MAKE THE WORLDS FINEST GOLF SHOE

Royal Albartross was founded when we set out to create the world's finest golf shoe, where design incorporated the best of traditional craftsmanship and technical advances.

Several years later, our journey has resulted in a beautiful collection of footwear and accessories that marry both golf and a luxury lifestyle

Our products are sold in the most sought-after golf courses in the world which include **Los Angeles Country Club, Trump Doral, Medinah and Pinehurst.**



This extraordinary chance to own a piece of one of the most dynamic and exciting golf brands out there. Join us on this thrilling journey and be a part of our story as we celebrate every success together!

THE MARKET

The golf market is thriving and all indicators suggest this is not going to slow down soon!


$306m
Premium Golf Shoe Market Worth
$850m
Annual Golf Shoe Market Worth
70m
Total Number Of Golfers Worldwide
84bn
Global Golf Industry Value
28%
Increase In Golf Shoe Consumer Purchases
66%
Increase In Women's Spending
Sources: Global Industry Analysts Inc
The R&A, Statistica

The number of golfers in the United States increased from 48% up from 24 million in 2019 to an estimated 40 million golfers today!

Female golfers are leading the surge with an impressive 24% of on-course golfers now female.



OUR **PERFORMANCE**

2023 was a strong year for us with positive growth in most key business metrics.


$3m
In Total Revenue
5%
Increase In Gross Margin
10%
Reduction In Expenses
60%
Increase In EBITDA
41%
Return Customer Rate
11%
Increase In Average Order Value

WHAT MAKES US **DIFFERENT?**

With a view to our future and our planet, we invest in great quality - in our leathers, our components, our workmanship, and our designs.

Royal Albartross is not defined by quick trends or mass consumerism. Our styles are founded in the classic aesthetics of the finest game in the world, they're slower to change, built to last and hold their value.

We source the most skilled artisans, choosing to work with talented Italian craftsmen who use manufacturing techniques passed down from generation to generation.

We choose to work with honest, reliable family-run businesses, using only the most superior leathers and components to create our luxury golf shoes and travel accessories.

EUROPEAN CRAFTMANSHIP

Royal Albartross shoes are handcrafted by skilled artisans in Italy and Portugal, using traditional techniques.

GOLF & LIFESTYLE

Our products seamlessly transition from the golf course to everyday activities, embracing trends in sports apparel purchasing.

DESIGN-LED PERFORMANCE

We emphasise the use of superior materials, sourcing high-quality leathers, advanced insoles, and breathable linings for maximum support and comfort, maintaining

BEST-IN-CLASS CUSTOMIZATION

Royal Albartross offers a customizable program, setting itself apart in the industry by tailoring products for retailers, which is crucial to its

design integrity. growth strategy.



BEST IN CLASS **CUSTOMIZATION**

One of key aspects that separates us from our competitors is our ability to offer customization with very low minimum quantities and a quick turn-around time.



This truly sets us apart from our competition and has enabled us to do bespoke products for prestigious retailers such as Pinehurst and Desert Mountain.


TB3
royal albatross
LONDON

SUSTAINABLE **PRODUCT**

Sustainable fashion is not a trend, it's a responsibility.




"Buy less, choose well, make it last."
VIVIENNE WESTWOOD

Future product development will be heavily focussed on producing truly sustainable products that are lovingly crafted using sustainable and ethical practices.

We plan on integrating the following materials to our production:


100% RECYCLED PACKAGING
RECYCLED PLASTIC BOTTLES
RECYCLED FISHING NETS
RECYCLED RUBBER
APPLE CORK
CACTUS SKIN

PRODUCT **DEVELOPMENT**

Continued product development drives Royal Albartross. By incorporating AI and cutting-edge techniques, we innovate and refine every detail, ensuring precision, quality, and luxury craftsmanship.


WE'VE INCORPORATED AUTOMATED DESIGN ASSISTANCE (AI)

MARKET **POSITIONING**

Royal Albartross is positioned on the higher end of the market. This is a growing and lucrative market with much less competition than the mid and lower-end markets.


$$$
PREMIUM GOLF SHOE MARKET*
*Golf shoes retailing for over $250 are classified as premium.
royal albartross
LONDON
$

LOWER QUALITY HIGH QUALITY

GROWTH STRATEGY



PRODUCT DEVELOPMENT

We are actively developing a lightweight, performance shoe range featuring exclusive sole mold and waterproof technology at a lower price point, along with stylish apparel.

TERRITORY EXPANSION

With our existing market growth in the USA, UK, South Korea, and Indonesia, we are now focusing on expanding to Asia, France, Germany, Spain, Japan, China, the Middle East, South Africa, Canada, and Oceania.

CHANNEL EVOLUTION

Our channel growth is currently centered on e-commerce, licensing, distribution, and wholesale.

BUSINESS MODEL

We put emphasis on collaborations, co-branding, corporate business, marketplaces, and personalization.

WEBSITE PERFORMANCE

Despite a challenging year for retail we saw solid growth in website performance in 2023. Revenue reached over $1 million with 75% gross margin and a 41% return customer rate

$13.1
*TROAS

%160
YOY INCREASE IN *TROAS

$224
AVERAGE ORDER VALUE

2%
CONVERSION RATE

239%
INCREASE IN ADD-TO-CART FOR PAID SOCIAL ADS



ONLINE GROWTH STRATEGIES


CONTENT ENRICHMENT
BRAND COLLABORATIONS
INFLUENCER ENGAGEMENT
COMPREHENSIVE AD EXPANSION
$6M
$5M
$4M
$3M
$2M
$1M
$0M
$2.26M
492,750 SESSIONS
$3.23M
689,850 SESSIONS
$4.31M
896,805 SESSIONS
$5.61M
1,165,847 SESSIONS


2025
2026
2027
2028
Sessions: 36% avg. increase • Conversion Rate: 1.78% • AOV: $266

OUR STOCKISTS

We are not into name dropping but to show a few of the luxury Golf & Country clubs that we work and partner with in the US & UK:


TRUMP
NATIONAL DORAL
QUAIL LODGE
& GOLF CLUB
OAK HILLS
COUNTRY CLUB
DESERT MOUNTAIN
THE BRIDGES
RANCHO SANTA FE
RIVIERA
PINEHURST
THE BAY
THE BRIDGES
LACC
NEWPORT
SCOTTSDALE
NANTUCKET
WENTWORTH
PEBBLE BEACH

Sold in over 300 of the most exclusive golf stores and pro shops in the US.


Wentworth

STRONG GROWTH FORECAST


$12M
$10M
$8M
$6M
$4M
$2M
$4.1M
$5.9M
$8.1M
$11.26M


$0M
2025
2026
2027
2028
UPSIDE REVENUE
$4.55M
$6.67M
$9.49M
$13.55M

**Forward-looking projections are not guaranteed.*

USE OF **FUNDS**

COST OF GOODS REDUCTION

Our new luxury footwear factory partnership will cut COGS by 25% and improve quality. Increased order volumes will help us reduce logistics costs with larger, less frequent purchases.

PRODUCT DEVELOPMENT

We are committed to innovating with lighter, advanced shoes and new apparel, enhancing customer satisfaction and market reach.

GLOBAL EXPANSION

To achieve our growth goals, we must explore key international markets like the UK, Europe, UAE, and Asia, which are largely untapped.

SUSTAINABILITY

We prioritize sustainability and ethical practices, aiming to minimize our environmental impact and reduce our carbon footprint with eco-friendly products.

MARKETING

We aim to boost our brand presence through expanded digital marketing, impactful campaigns, brand ambassadors, partnerships, and improved in-store presentations, while developing compelling digital assets to drive sales.

SITE UPGRADE & E-COMMERCE

We will enhance our flagship digital presence with multi-currency and multi-lingual support to improve the B2B and B2C customer experience and ensure seamless transactions.

BUSINESS WITH A **PURPOSE**

Our Founders' passion led to collaborations with among others, the Mia's Miracles & the OG Molefe Foundations, supporting children and underprivileged youth.


OG MOLEFE FOUNDATION
EST 2018
HAPPILY
EVER AFTER
STARTS HERE



In honor of Mia, we created a vibrant, limited-edition golf shoe, with each purchase aiding these vital causes.


mia's
miracles

WHAT IT COULD BE WORTH

Based on our 4-year forecast of $13mn revenue and an EBITDA of $3MN. One potential exit could be 10X EBITDA, valuing the business at $30MN and give an investor a 300% ROI.

With a strong omnichannel sales mix in place and targeted growth through product and sales channel expansion, we believe our projections to get to $13 million, which is 4% of the premium golf shoe market, are entirely realistic.

**Forward-looking projections are not guaranteed.*

IN THE CLUB



CUSTOMER **REVIEWS**



★★★★★
KINGSMAN
"Beautiful shoes with an excellent grip on the bottom for playing Golf!"
Thomas M.
★★★★★
WINDSOR V2 GLOVE
"First class Golf Gloves. Very comfortable!"
Kenneth B.
★★★★★
OXFORD BELT
"Great looking belt with amazing quality. If you looking for a stylish belt with a great fit look no further."
Antonio D.
★★★★★
PRIMROSE
"These shoes are so comfortable and great looking! They add flair to my outfits!"
Norma S.

THANK **YOU**

There is no doubt that this started from very humble beginnings: A shoe dream and a small personal loan! This has gone from kitchen table to some of the finest golf retailers in the world.

We have such big ambitions for where this can and will go! We would really love you to be a part of the journey.

X
Alex & Ross